Exhibit 99.1

Foresight Plans to Acquire 50.01% in a 270MW Capacity European Data Center Development Company

Enters into a non-binding term sheet which will potentially provide control over two data center development projects in Warsaw and Wroclaw, Poland, with planned capacity of up to 270 MW

NESS ZIONA, Israel, September 28, 2026- Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today that it has entered into a non-binding term sheet for the proposed acquisition of a 50.01% controlling interest in a company advancing data center development projects in Poland (the “Data Centers Company”).

The Data Centers Company is expected to hold a 66.67% interest in each of two Polish project companies developing data centers in Warsaw and Wroclaw, two of the biggest and growing cities in Poland. The Warsaw project has a planned power capacity of 130 MW, while the Wroclaw project has a planned capacity of up to 140 MW, representing combined planned capacity of up to 270 MW.

The remaining 33.33% interest in both projects will be held by Polish development entrepreneurs who are engineering experts leading national grid connection processes, techno-economic analysis and regulatory matters and lead the securing of grid connection terms for projects totaling several gigawatts.

The Warsaw project, located in Ożarów, Poland, includes approximately 3.2 hectares of secured land, with an additional 2.2-hectare option. A grid connection application has been submitted, with final permit currently expected by the end of 2027. The Wroclaw project encompasses approximately 10 hectares, with its feasibility study completed and land currently under negotiation.

According to the data produced by the European Data Centre Association, Poland’s colocation capacity is forecast to increase from approximately 29 MW in 2026 to 511 MW by 2031, underscoring the country’s position as a growing data center market in the Central and Eastern Europe.

Haim Siboni, Chief Executive Officer of Foresight, said, “As we previously announced, Foresight has been evaluating opportunities to expand into new technology markets and identify additional areas for growth beyond our existing activities, including data centers. The proposed transaction is a natural extension of this strategy, providing Foresight with an opportunity to establish a controlling interest in a platform advancing two data center projects in Poland. At the same time, we continue to advance our proprietary technologies and expand their applications, including our recently announced development of full autonomous driving solutions for Unmanned Ground and Aerial Vehicles.”

The purchase price for the 50.01% interest in the Data Centers Company will be determined based on an independent valuation to be prepared by a mutually agreed independent valuation firm prior to execution of definitive agreements. The consideration would be financed in full through a seller loan.

At closing, Foresight expects to also contribute an amount currently estimated at approximately $1 million, representing its pro rata share of the Data Centers Company’s outstanding shareholder loans, and would commit to provide additional shareholder loans of up to $2.5 million to advance the two projects. To fund these obligations, the Data Centers Company current shareholders, or anyone on their behalf, shall provide Foresight with a convertible loan facility, from time to time, of up to US$3,500,000, all subject to an agreed budget, business plan and projects milestones, with terms to be agreed upon a separate agreement.

The proposed transaction remains subject to the completion of Foresight’s due diligence, an independent valuation, agreement on definitive transaction documents and transaction structure, and receipt of required corporate, regulatory, stock exchange, governmental, financing, and third-party approvals.

Eli Yoresh, the Company’s Chief Financial Officer, owns a 10% stake in the Data Centers Company.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception systems and cellular-based applications. Through its wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd., and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment, and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in urban mobility environments. By leveraging cutting-edge artificial intelligence technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users via smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the likelihood of success of data center development in Poland, possible growth in the European energy market, the likelihood of energy production by the potential data centers, entry into definitive agreements and future cooperation between the parties to the nonbinding term sheet and that the proposed transaction remains subject to the completion of Foresight’s due diligence, an independent valuation, agreement on definitive transaction documents and transaction structure, and receipt of required corporate, regulatory, stock exchange, governmental, financing, and third-party approvals. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com